DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 United States of America www.dlapiper.com

April 26, 2022

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Energy & Transportation

                 Mr. Ethan Horowitz – Branch Chief

                 Ms. Jennifer O’Brien – Staff Accountant

Re:	Guangshen Railway Company Limited

Form 20-F for the Year Ended December 31, 2020

Response dated February 28, 2022

File No. 001-14362

Dear Mr. Horowitz and Ms. O’Brien:

This letter is being submitted on behalf of Guangshen Railway Company Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated March 29, 2022 (the “Letter”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “2020 20-F”).

The numbered paragraphs below correspond to certain numbered comments in the Letter. The Staff’s comments are presented in bold.

Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information

D. Risk Factors, page 7

1.

Please revise to provide risk factor disclosure specifically addressing the designation of the railroad transportation services and/or railway infrastructure and transportation equipment as a national security interest of The People’s Republic of China. This disclosure should explain how any change in this type of designation would impact your operations, including your ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties. Also address the impact this would have on the value of your ADSs. Provide us with your proposed revisions in response to this and our other comments.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure to the Risk Factor entitled “Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure,” which will be included in its upcoming Form 20-F filing for the year ended December 31, 2021:

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

“Railroad transportation services and railway infrastructure and transportation generally are considered key parts of China’s comprehensive transportation system. Furthermore, railway passenger transportation is one of the most common and popular modes of transportation in China. Because it is critical to ensure the safety of railway passengers, any material changes to the Company or its operations may need to be approved by the relevant government departments-in-charge of transportation, state-owned assets management and foreign investment management in accordance with relevant Chinese laws and regulations. Furthermore, any actions that have the potential, or may be perceived, to weaken the industry or the operations of any of its major operators, including the Company, would similarly require high-level approvals, Such actions might include the transfer of significant amounts of money, capital or other assets out of China or entering into business transactions with non-Chinese parties, such as for the provision of key equipment or supplies for the Company, or acquisition of the shares or capital of such non-Chinese parties. Such approvals may not be possible to obtain, or could take significant amounts of time or effort to obtain, which could limit our ability to take such actions. It could also cause other non-Chinese parties to refrain from attempting to enter into such business arrangements with us, which could hamper our growth or development. Any of these consequences could also have a negative impact on the value of our ADSs.”

2.

As a company based in and with the majority of its operations in China, please revise to include a stand-alone risk factor regarding the enforceability of securities law liabilities against your officers and directors.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following Risk Factor in its upcoming Form 20-F filing for the year ended December 31, 2021:

“It may be difficult or impossible for you to bring an action against us or against our directors and executive officers in China, and foreign judgments obtained against us or our directors and executive officers by our shareholders may not be enforceable in China.

We are incorporated in China and conduct all of our operations in China. In addition, all of our executive officers and directors reside in China and most or all of the assets of these persons are in China. As a result, it may not be possible to effect service of process within or outside the United States upon our executive officers and directors, including with respect to matters arising from the U.S. federal securities laws, applicable state securities laws or otherwise.

Our corporate affairs are governed by our memorandum and articles of association and by the Company Law of the PRC. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of China. In addition, PRC-incorporated companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Therefore, it may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in China in the event that you believe that your rights have been infringed upon under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of China may not permit you to enforce a judgment obtained from a foreign court or tribunal against our assets or the assets of our directors and executive officers.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our executive officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.”

Risks Associated with Technology and Cybersecurity, page 13

3.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, including regulations issued in 2022, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following Risk Factor in its upcoming Form 20-F filing for the year ended December 31, 2021:

“Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity-related regulations and cybersecurity review as well as any impact these may have on our business operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations may vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We obtain certain limited personal information and other data regarding customers and employees through various aspects of our operations. The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China (“CAC”), Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

In November 2016, the Standing Committee promulgated the Cyber Security Law of the PRC, or the CSL, which took effect on June 1, 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down of websites, and revocation of business licenses or relevant permits. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020.

On August 20, 2021, the Standing Committee promulgated the Personal Information Protection Law, which integrates various rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. We have limited interactions with individual customers, which means our potential access or exposure to customers’ personal information is limited.

CAC, together with 12 other government agencies issued the revised version of the Cybersecurity Review Measures 2020 (“the New Measures”) on December 28, 2021. The New Measures became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. The New Measures provides that critical information infrastructure operators (“CIIOs”) that purchase network products and services and network platform operators that carry out data processing activities should apply for cybersecurity review if national security will or may be affected. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been subject to any investigations relating to cybersecurity made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review or other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, if at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our websites, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.”

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

Risks Relating to Our Shareholders, page 14

4.

We note the revised disclosure you intend to provide in response to comment 1 in your letter dated December 21, 2021 regarding certain requirements for investments to be approved by designated governmental authorities and that you have no current plan to issue securities for fund-raising purpose. Please revise to also address whether Chinese regulatory authorities could regulate, oversee, control or disallow your listing, resulting in the value of your securities significantly declining or becoming worthless.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure in its upcoming Form 20-F filing for the year ended December 31, 2021:

“In addition, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Since it remains unclear how the Opinions will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listings in general and whether we are required to obtain any specific regulatory approvals for our offshore offerings. If the PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On December 24, 2021, the CSRC published both the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), requiring that for any “indirect offering and listing” of Chinese operating enterprises, the issuer shall designate a Chinese operating entity to complete the filing with and report relevant information to the CSRC. As of the date of this annual report, both CSRC rules are still in draft form and have not come into effect. Upon finalization of the rules and their coming into effect, we could be required to complete the filing with the CSRC in order to pursue a future follow-on offering, if any. We thus cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all.”

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

5.

We note the proposed revision made in response to comment 2 in your letter dated December 21, 2021 with regard to significant changes in laws or regulations. Please also provide disclosure regarding risks associated with new rules and regulations promulgated by the Chinese government (whether enacted or proposed) beyond your ability to issue new securities. For example, as you are an infrastructure-related company, address potential limits on foreign ownership in the sector in which you operate. This disclosure should address the scenario where foreign investment in railroads and related businesses are prohibited or restricted and the consequences to the value of your ADSs.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure relating to risks associated with other new rules and regulations promulgated by the PRC government as follows, which will be included in its upcoming Form 20-F filing for the year ended December 31, 2021:

“In addition, as an infrastructure-related company in the railway industry, it is possible that the PRC government could impose limits on companies in our sector. If this were to occur, we may be required to cancel our ADSs and otherwise restrict foreign ownership, which would likely have a significant negative impact on the value of our ADSs and our shares generally.”

6.

The revised disclosure provided in the response to comment 2 in your letter dated October 27, 2021 states that even though GRGC owns less than a majority of your shares, it can still exert significant influence over you as your largest shareholder under the terms of your corporate governance structure. Please expand this disclosure to provide additional detail regarding the nature of your relationship with the Chinese government, including as it relates to the interests of GRGC and explain the impact this could have on your corporate actions and their outcomes. This disclosure should be specific and cover the various ways the Chinese government could influence or control your operations and activities along with the different potential effects this could have on you, including as it relates to the value of your securities.

RESPONSE:

In response to the Staff’s comment, the disclosure in the said risk factor in response to comment 2 in our letter dated October 27, 2021 will be further revised as the following, which will be included in the Company’s upcoming Form 20-F filing for the year ended December 31, 2021:

“CSRG, which was established as a wholly state-owned enterprise on March 14, 2013 to perform the corporate functions formerly performed by the Ministry of Railways, owns 100% of the shares of GRGC as its actual controller. GRGC in turn owns 37.1% of the shares of our Company. Although CSRG is a state-owned enterprise, the Chinese government does not generally directly interfere with our operations through political orders or otherwise. Nonetheless, our strategic direction and the value of our securities are affected by the decisions and votes of our shareholders, including GRGC, and the Chinese government may exert its influence through the shareholder votes cast by GRGC at our shareholder meetings.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

Even though GRGC owns less than a majority of the shares of our Company, it can still exert significant influence over our Company as our largest shareholder under the terms of our Company’s corporate governance structure. The structure of our Company’s corporate governance consists of the general meeting of shareholders, the board of directors, the board of supervisors, and the management team. As the largest shareholder of the Company, GRGC exercises its shareholder rights according to its shareholding percentage and controls the Company through the general meeting of shareholders. As a result, GRGC could potentially elect the majority of the board of directors of the Company and otherwise be able to control us. GRGC also has sufficient voting control to effect or withhold transactions without the concurrence of our minority shareholders, for example, if GRGC votes against certain important proposals of the Company, it may affect the operation and the value of the securities of the Company. As our largest shareholder, GRGC has the ability to exercise a controlling influence over our business and affairs, including, but not limited to, decisions with respect to:

•	mergers, acquisition, other business combinations or disposition of assets;

•	issuance of any additional shares or other equity securities;

•	the timing and amount of dividend payments; and

•	the strategic development of our Company.”

Risks Relating to Conducting Business in China, page 16

7.

In response to comment 1 in your letter dated October 27, 2021 you proposed to place the Risk Factor subsection titled “Risks Relating to Conducting Business in China” towards the forepart of the Risk Factors section. Please include the revised disclosures you intend to provide regarding the risks relating to operating and being based in China as the first item in the Risk Factors section of your annual report.

RESPONSE:

The Company will order the “Risk Factors” section as suggested by the Staff in its upcoming Form 20-F filing for the year ended December 31, 2021.

8.

The revised disclosure provided in the response to comment 5 in your letter dated October 27, 2021 states “...the PRC government may substantially influence our operations in a variety of ways at any time...” Please further revise this disclosure to also highlight separately the risk that the Chinese government may intervene in your operations at any time.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure in its upcoming Form 20-F filing for the year ended December 31, 2021:

“Since our largest shareholder, GRGC, and its actual controller, CSRG, are state-owned enterprises, the PRC government may adjust the operations of GRGC and/or CSRG at any time, both directly and indirectly through regulatory changes and increased enforcement of existing laws and regulations. Such adjustment could also take the form of managerial changes, or changes in strategic focus areas of our Company, any of which could materially affect our results of operations, financial condition or the strategic development of our Company.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Rules and regulations in China can also change quickly with little advance notice.”

9.	We note your response to prior comment 1. Please provide us with a sample of the revised disclosure you intend to provide.

RESPONSE:

In response to the Staff’s comment, the Company proposes to include the following disclosure in its upcoming Form 20-F filing for the year ended December 31, 2021:

“Possible future actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and could cause the value of our securities to significantly decline, possibly even to zero.”

10.

We note your response to prior comment 2. Note that this disclosure should explain that being identified as a company whose audit report was issued by a firm that cannot be inspected or investigated completely could have a negative effect on the value of your securities or cause investors to lose confidence in your financial statements and reporting. Acknowledging that you voluntarily delisted your ADSs from the NYSE, also explain that if your securities were prohibited from being traded on or were delisted from the U.S. securities exchanges, investors could lose all of the value of their investment and your securities could become worthless. Please provide us with a sample of the revised disclosure you intend to provide.

RESPONSE:

In response to the Staff’s comment, the Company intends to revise the relevant disclosure as follows, which will be reflected in its upcoming Form 20-F filing for the year ended December 31, 2021:

“The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors of our ordinary shares and ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors of our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws (China’s national laws in particular), the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our ADSs will not be permitted for trading “over-the-counter,” which would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, it would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ADSs are prohibited from trading in the over-the-counter market in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

While we voluntarily delisted our ADSs from the NYSE in November 2020, our shares may be prohibited from being traded in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens, there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. The potential enactment of the AHFCAA would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading. If this bill were enacted, our ADSs could be prohibited from over-the-counter trading in the U.S. in 2023.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction of the auditor have a controlling financial interest in the issuer, and the name of each official of the Chinese Communist Party who is a member of the board of the issuer. The Final Amendments also establish procedures the SEC will follow in identifying an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. While we understand that there have been communications among the CSRC, the SEC and the PCAOB regarding the potential for inspection of PCAOB-registered accounting firms in China, we and our auditors still may not be able to comply with the requirements imposed by the HFCAA or the AHFCAA. The market prices of our ADSs and ordinary shares could be adversely affected as a result of the anticipated negative impact of the HFCAA or the AHFCAA upon, as well as negative investor sentiment towards, China-based companies, such as our Company, whose securities are traded in the U.S., regardless of their actual operating performance.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report relaying to the SEC its determinations that the board is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong, including our auditor, PricewaterhouseCoopers Zhong Tian LLP. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the same proposed amendments as the AHFCAA bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate would need to agree on amendments to these respective bills to align their content and pass their amended bills before the President would be able to sign them into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act, the AHFCAA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, if at all.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. As of April 12, 2022, 23 China-based companies had been identified by SEC and were given 15 business days to respond. The identification occurred after these companies had filed their annual reports to the SEC and their share prices subsequently decreased. As such, it is likely that we will be added to the HFCAA list by the SEC after the filing of our annual report, and the value of our ADSs may be materially adversely affected.”

11.

Revise your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE:

In response to the Staff’s comment, the Company has addressed the impact of recent statements and regulatory actions related to data security in the response to comment 3 above. For the impact related to anti-monopoly concerns, the Company intends to supplement the disclosure to add the following risk factor, which will be included in its upcoming Form 20-F filing for the year ended December 31, 2021:

“Any failure or perceived failure by us to comply with the PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR, issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its province-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the Anti-Monopoly Commission of the State Council issued the Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.

On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of the business operators to “no more than ten percent of its last year’s sales revenue if the concentration of the business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transactions where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities recently strengthening supervision and enforcement of the Anti- Monopoly Law. Given that we do not hold a dominant market position in the relevant markets and we have not entered into any monopolistic agreement, we are in compliance with the currently effective PRC anti-monopoly laws in all material aspects; however, if the PRC regulatory authorities identify any of our activities as monopolistic under the PRC Anti-Monopoly Law or identify us as holding a dominant market position or of abusing such dominant position, we may be subject to other investigations and administrative penalties, such as termination of monopolistic acts and confiscation of illegal gains. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, it will be more difficult to complete an acquisition transaction. It may also be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, and thereby may materially and adversely affect our financial condition, results of operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.”

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

12.

Your response to comment 1 in your letter dated December 21, 2021 states that any future issuance of securities to foreign investors would be subject to review and approval of the China Securities Regulatory Commission (CSRC). Further revise this disclosure to address each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your ADSs to foreign investors. In addition to the CSRC, state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

RESPONSE:

In response to the Staff’s comment, the Company intends to supplement the disclosure to add the following in the Risk Factors in its upcoming Form 20-F filing for the year ended December 31, 2021:

“On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the State Council subsequently issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether done directly or indirectly, and whether an initial public offering or a follow-on offering, must first be filed with the CSRC. The examination and determination of an indirect offering and listing would be conducted on a substance-over-form basis, and an offering and listing would be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC. The issuer or its affiliated PRC entity, as the case may be, would be required to file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. In particular, the issuer would need to submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements could result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and permits and fines for the controlling shareholder and other responsible persons. These draft measures also set forth regulatory prohibitions on overseas offerings and listings by PRC enterprises in certain circumstances.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing will be further amended, revised or updated, and what their timetable for implementation and final content will be. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures did not provide for detailed requirements of the substance and form of the filing documents. In a Q&A document released on the CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator would grant adequate transition periods and apply separate arrangements. Given the substantial uncertainties surrounding the draft CSRC filing requirements, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filing and approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can obtain such approval or complete such filing procedures and how long it may take. Furthermore, any such approval or filing could be subsequently rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete the required filings or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.”

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

Government control of currency conversion may adversely affect our operations and financial results, page 16

13.

Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear whether transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and U.S. investors.

RESPONSE:

In response to the Staff’s comment, the Company intends to supplement the disclosure to add the following in its upcoming Form 20-F filing for the year ended December 31, 2021:

“Since the subsidiaries and parent companies of the Company are all located in China, the transfer of cash and assets together with the distribution of profits and dividends also occur in China. The Company has distributed cash dividends for 24 consecutive years from its listing in 1996 to 2019 and has not encountered any regulatory obstacles in terms of cross-border cash transfer and foreign currency exchanges. Taking the 2019 dividend distribution for an example, the details of the cash dividend distribution process are as follows: (1) the cash dividends of the major shareholder of A-shares, GRGC, were paid in RMB directly and (2) the cash dividends of other shareholders of A-shares were paid via the Shanghai Branch of China Securities Depository in RMB after tax deduction, which were then distributed to each shareholder. The tax deduction of different categories of shareholders is as follows: (1) for resident enterprise shareholders (including institutional investors), the Company does not withhold the enterprise income tax, which shall be otherwise declared and paid by the shareholders themselves; (2) for natural person investors and funds, the Company does not withhold any tax and the individual income tax will be levied or exempted in proportion to the holding period as of when the shares are transferred after the share registration date; (3) for Qualified Foreign Institutional Investors and non-resident enterprise investors, the Company withholds 10% of the enterprise income tax; and (4) for Hong Kong investors, the Company withholds 10% of the individual income tax.

The cash dividends of H-share shareholders shall be converted to Hong Kong dollars by the Company after tax deduction and paid in HK dollars to the specific dividend distribution account of the Company in Bank of China (Hong Kong) Trust Co., Ltd. based on the register of shareholders provided by Hong Kong Securities Registration Co., Ltd. The tax deduction of different categories of shareholders is as follows: (1) for individual shareholders of H-shares, the Company withholds 10% of the individual income tax, and (2) for non-individual shareholders of H-shares, the Company withholds 10% of the enterprise income tax.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

The cash dividends of ADS holders are distributed by the depository bank, JPMorgan, after its receipt of the cash dividends distributed in HK dollars and the conversion of them into US dollars.”

In addition, the Company will add the following Risk Factor in its upcoming Form 20-F filing for the year ended December 31, 2021:

“Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We received substantially all of our revenues in RMB for the years ended December 31, 2020 and 2021. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends or other payments to our overseas shareholders or ADS holders, or otherwise satisfy our foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders, which could negatively impact the price of our ADSs.”

Item 4 - Information on the Company

C. Organizational Structure, page 38

14.	Please revise to provide a chart illustrating your corporate organization that depicts with adequate detail your significant subsidiaries and any entities in which your operations are conducted.

RESPONSE:

In response to the Staff’s comment, the Company has provided the chart set forth immediately below in its upcoming Form 20-F filing for the year ended December 31, 2021.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

April 26, 2022

General Meeting of Shareholders
Board of Supervisors
Board of Directors
Audit Committee
Remuneration Committee
General Manager
Audit Department
Secretariat of the Board of Directors
General Management Department
Operation Management Department
Planning and Finance Department
Human Resources Department
Investor Relations Department
Legal Affairs Office
Branches
Controlled companies
Joint stock companies
Jiangcun Train Marshaling Station
Guangzhou Passenger Railway Station
South Guangzhou Passenger Railway Station
Shenzhen Passenger Railway Station
Guangzhou Mini Service Division for Railway Station
Guangzhou Freight Business Service
Guangzhou Train Onboard Service Division
Guangzhou-Kowloon Train Onboard Service Division
Guangzhou Train Driving and Maintenance Division
Guangzhou Carriage Maintenance Division for Passenger Train
North Guangzhou Carriage Maintenance Division for Cargo Train
Guangzhou Railway OCS & Power Supply Maintenance Division
Shenzhen Railway OCS & Power Supply Maintenance Division
Guangzhou Track Maintenance Division
South Guangzhou High-Speed Track Maintenance Division
Guangzhou Railway Signaling Maintenance Division
Guangzhou Railway Building Maintenance Division
Shenzhen Pinghu Qunyi Railway Warehousing, Handling & Transportation Co., Ltd.
Shenzhen Fuyuan Industrial Development Co., Ltd.
Shenzhen Railway Station Service Co., Ltd.
Guangzhou-Shenzhen Train Economic and Trade Industry Co., Ltd.
Zengcheng Lihua Co., Ltd.
Dongguan Changsheng Industrial Co., Ltd.
Guangzhou Railway Huangpu Service Company Limited
Shenzhen Guangtie Civil Engineering Co., Ltd.
Guangzhou Tiecheng Industrial Co., Ltd.

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 833-2050 (office) or by email at alan.seem@us.dlapiper.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited